UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): July 21, 2021

ACASTI PHARMA INC.
(Exact Name of Registrant as Specified in Charter)

QUEBEC, CANADA	001-35776	98-1359336
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

3009, boul. de la Concorde East Suite 102 Laval, Québec Canada H7E 2B5
(Address of Principal Executive Offices) (Zip Code)

450-686-4555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[x]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [   ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value per share	ACST	NASDAQ Stock Market

Item 8.01.	Other Events.

As previously disclosed on May 7, 2021, Acasti Pharma Inc., a Quebec corporation (“Acasti”), Acasti Pharma U.S., Inc. (“Mergerco”) and Grace Therapeutics Inc., a Delaware corporation (“Grace”), entered into an Agreement and Plan of Merger, pursuant to which MergerCo will be merged with and into Grace, with Grace as the surviving corporation and a wholly-owned subsidiary of Acasti (the “Merger”). On July 15, 2021, Acasti filed with the Securities and Exchange Commission (the “SEC”) a final prospectus / proxy statement (the “Prospectus/Proxy Statement”) with respect to the special meeting of Acasti shareholders scheduled to be held on August 26, 2021 relating to the Merger.

Litigation Related to the Merger

In connection with the Merger, two stockholder lawsuits have been filed:

(i)       in the United States District Court for the Southern District of New York, captioned Bisel v. Acasti Pharma Inc. et al., Case No. 1:21-cv-06051 (the “Bisel Complaint”); and

(ii)      in the United States District Court for the District of Delaware, captioned Dawson v. Acasti Pharma Inc. et al., Case No. 1:21-cv-01039 (together with the Bisel Complaint, the “Complaints”).

The Complaints generally allege that Acasti’s public disclosures pertaining to the Merger omit material facts in purported violation of Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder, and further that members of Acasti’s Board of Directors are liable for those purported omissions under Section 20(a) of the Securities Exchange Act of 1934. The relief sought in the Complaints includes, among other things, to enjoin the consummation of the Merger pending disclosure of sufficient information, to award damages purportedly caused by the alleged omissions, and to award plaintiffs’ attorneys’ fees and other costs.

It is possible that additional lawsuits asserting similar claims could be filed. Acasti strongly believes the allegations in the Complaints are frivolous and without merit, and plans to vigorously defend against them. If additional similar complaints are filed, or if the Complaints are amended, absent new or different allegations that are material, Acasti will not necessarily disclose such additional filings or subsequent amendments. The foregoing description is qualified in its entirety by reference to the Complaints, which are attached hereto as Exhibits 99.1 and 99.2 are incorporated by reference herein.

Additional Information and Where to Find It

In connection with the Merger, Acasti filed with the SEC a registration statement on Form S-4 on June 30, 2021 (as amended on July 13, 2021) that includes the preliminary Prospectus/Proxy Statement. On July 15, 2021, the registration statement was declared effective by the SEC and Acasti filed the final Prospectus/Proxy Statement in connection with the Merger with the SEC, which contains important information about the Merger and related matters. The Prospectus/Proxy Statement will be mailed to Acasti shareholders and is accessible on Acasti’s EDGAR and SEDAR profiles. INVESTORS AND SECURITY HOLDERS OF ACASTI ARE URGED TO CAREFULLY READ THE ENTIRE PROSPECTUS/PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS)  BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER.

Acasti shareholders can obtain a free copy of the Prospectus/Proxy Statement, as well as other relevant filings containing information about Acasti and the Merger, including materials incorporated by reference into the Prospectus/Proxy Statement, without charge at the SEC’s website (www.sec.gov) or from Acasti by contacting Acasti’s Secretary at 3009 boul. de la Concorde East, Suite 102 Laval, Québec, Canada H7E 2B5, telephone: (450) 686-4555.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Acasti and Grace and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of Acasti proxies in respect of the Merger. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Acasti shareholders in connection with the Merger is set forth in the Prospectus/Proxy Statement. Copies of the Prospectus/Proxy Statement may be obtained free of charge from the SEC or Acasti, as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Acasti, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “estimate,” “plan,” “believe,” “anticipate,” “intend,” “look forward,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance.

Forward-looking statements contained in this document may include, without limitation, statements regarding the proposed merger between Acasti and Grace; the timing and financial and strategic benefits thereof; the expected impact of the transaction on the cash balance of Acasti following the merger; Acasti’s future strategy, plans and expectations after the merger; and the anticipated timing of clinical trials and approvals for, and the commercial potential of, Acasti’s products and pipeline product candidates and those of its subsidiaries (including Grace, if the merger is completed). Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including the failure to receive, on a timely basis or otherwise, the required approvals by Acasti shareholders or Grace stockholders, as applicable, in connection with the merger; the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits of the proposed merger may not be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of the businesses of Acasti and Grace will be greater than expected; the ability of the companies following the merger to commercialize drug candidates in line with the companies’ expectations; the ability to retain and hire key personnel and maintain relationships with customers, key opinion leaders, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; and other risk factors relating to the companies’ businesses and the biopharmaceutical industry, as detailed from time to time in Acasti’s reports filed with the SEC and the Canadian Securities Administrators, which you are encouraged to review. Investors should not place undue reliance on forward-looking statements.

For a discussion of the factors that may cause Acasti’s, Grace’s or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, and for a discussion of risks associated with the ability of Acasti and Grace to complete the merger and the effect of the merger on the business of Acasti, Grace and the combined company, see the section titled “Risk Factors” in the Prospectus / Proxy Statement.

The forward-looking statements reflect management’s current knowledge, assumptions, beliefs, estimates and expectations and express management’s current view of future performance, results and trends. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Acasti, Grace or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this document are current only as of the date on which the statements were made, or in the case of a document incorporated by reference, as of the date of that document. Except as required by applicable law, neither Acasti nor Grace undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this document or to conform these statements to actual results or to changes in expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Complaint - Bisel v. Acasti Pharma Inc. et al., Case No. 1:21-cv-06051, filed on July 14, 2021
99.2	Complaint - Dawson v. Acasti Pharma Inc. et al., Case No. 1:21-cv-01039, filed on July 16, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACASTI PHARMA INC.

Date: July 21, 2021	By:	/s/ Jan D’Alvise
Jan D’Alvise
Chief Executive Officer